HELIOGEN, INC.

130 West Union Street

Pasadena, CA 91103

June 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Laura Nicholson

Re:	Heliogen, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Filed June 9, 2023

File No. 333-271170

Dear Ms. Majmudar and Ms. Nicholson:

We are in receipt of the letter dated June 23, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-3 (the “Registration Statement”) of Heliogen, Inc. (the “Company”). We are responding to the Staff's comments included in the letter. For ease of reference, we have set forth the Staff's comments in bold italics and the Company’s responses below. Concurrently with the filing of this letter, the Company is filing its Amendment No. 3 to Registration Statement on Form S-3 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

Amendment No. 2 to Form S-3 filed June 9, 2023

General

1.	We note in this amendment the addition of shares of common stock to be resold by Idealab Holdings, LLC. However, it does not appear that such shares have been reflected in the total number of shares that may be resold under this registration statement. Please revise.

In response to the Staff’s comment, the Company has revised the selling stockholder table, the total number of shares that may be resold under the Registration Statement as well as the filing fee table attached as Exhibit 107 to the Amended Registration Statement to reflect the aggregate number of shares of common stock to be resold by Idealab Holdings, LLC. In filing the Amended Registration Statement, the Company has also revised the total number of shares that may be resold under the Registration Statement to reflect changes in holdings by certain selling stockholders as disclosed in recent Schedule 13D, Schedule 13G and Form 4 filings by such stockholders.

2.	Please revise to clarify in the section “Statement Pursuant to Rule 429” the transactions being registered pursuant to this registration statement. In that regard, the statement regarding the securities and transactions to be registered in this registration statement does not appear to be consistent with the description on your prospectus cover page regarding the transactions to be registered.

In response to the Staff’s comment, the Company has revised the section titled “Statement Pursuant to Rule 429” to clarify the transactions being registered pursuant to the Registration Statement.

United States Securities and Exchange Commission

June 30, 2023

Page Two

We appreciate the Staff’s comment and request that the Staff contact John-Paul Motley of Cooley LLP, outside counsel to the Company, at (213) 561-2304 or via email at jpmotley@cooley.com, with any questions or comments regarding this letter.

Sincerely,

Heliogen, Inc.

/s/ Kelly Rosser
Kelly Rosser
Interim Chief Financial Officer, Heliogen, Inc.

cc:	Christiana Obiaya, Heliogen, Inc.

Deborah Chen, Heliogen, Inc.

John-Paul Motley, Cooley LLP